Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 23, 2004, with respect to the consolidated financial statements of Insight Midwest L.P., included in the Registration Statement (Form S-4, No. 333-                ) and related Prospectus of Insight Midwest, L.P. for the registration of its $130 million 10 ½% Senior Notes due 2010.

Ernst & Young LLP

New York, New York

May 21, 2004